SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT FACT

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,166,485,050
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Purchase of own shares for the execution of the share buyback programme with share capital reduction

Lisbon, Portugal, 29 April 2005 – In accordance with article 248° of the Portuguese Securities Code (“Código dos Valores Mobiliários”) and Regulation n° (EC) 2273/2003 of the Commission, of 22 December 2003, Portugal Telecom, SGPS, S.A. (PT) informs that the annual general meeting held today has approved the following:

1.

The reduction of the share capital of up to Euro 116,648,505 through the cancellation of 116,648,505 own shares to be acquired by the company.

The acquisition of own shares by PT for implementation of the capital reduction resolution is additional to and independent from those mentioned in the general resolution on the acquisition and disposal of own shares referred to in 2., the terms and conditions of said general resolution being applicable to the acquisitions now resolved, with the following main specificities:

Maximum number of shares to be acquired and cancelled: 116,648,505;

Acquisition term: until 23 December 2005;

Form of acquisition: exclusively in the stock exchange, without prejudice to eventual acquisition to counterparties in derivative instruments, equity swaps or other similar instruments, with limitation to the number of shares acquired by such counterparties in the stock exchange;

Parameters: it is foreseen that the Board of Directors meets the following procedures and minimum parameters:

a) Placing of at a least one purchase order per week;

b) Total number of orders in each week of no less than 10% of the average daily volume of transactions in the five immediately preceding stock exchange sessions;

c) Total number of orders that enable the completion of an acquisition not inferior to 116,648,505 own ordinary shares.

2.

General resolution authorizing the acquisition and disposal of own shares, containing the following main terms:

a) Maximum number: up to ten percent of the share capital, with deduction of any disposals made, without prejudice to the performance of certain specific obligations;

b) Time during which the acquisition may be made: eighteen months from the date of the resolution;

c) Minimum and maximum consideration of acquisitions: interval of fifteen percent less or more with reference to the lower and the average trading price, respectively, in the five exchange sessions immediately preceding, with the exception of the performance of specific obligations;

d) Time of acquisition: to be determined by the administrative body of the acquiring company.

3.

The Board of Directors, regarding the eventual authorized acquisitions that it may resolve, shall take into account the recommendations of the Securities Market Commission (“Comissão do Mercado de Valores Mobiliários”) and the Regulation n° (EC) 2273/2003 of the Commission, in particular the following aspects:

a) Suitable record maintenance and opportune disclosure to the public of the operations carried out;

b) Execution of the operations in conditions of time, form and volume that do not disturb the regular functioning of the market, namely trying to avoid its execution in sensitive moments of the negotiation, in particular, at the opening and closing of the session, in moments of disturbance in the market, in moments close to the disclosure of material events or of announcement of results;

c) Carrying out of the acquisitions at a price not higher than the highest of the last independent operation and of the independent offer of the greatest amount in the official listing market of Euronext Lisbon;

d) Limitation of the acquisitions to 25% of the daily average negotiation volume, or to 50% of such volume through communication to the competent authority and disclosure to the market.

As mentioned above, the general resolution on the acquisition of own shares is merely an authorization, being an eventual implementation of any acquisitions dependent from a resolution of the Board of Directors.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.